PMU News Release #04-05 TSX, AMEX Symbol PMU April 1, 2004

PACIFIC RIM SELLS ANDACOLLO MINE IN
DEAL VALUED IN EXCESS OF US $5 MILLION

Pacific Rim Mining Corp. (“Pacific Rim”) has finalized a letter of intent to sell its wholly owned subsidiary Compañia Minera Dayton (CMD) to MCK Mining Corporation (“MCK”) of Vancouver, BC, subject to due diligence, regulatory approval and completion of a formal final agreement. CMD’s primary holding is the Andacollo gold mine in Chile, which was officially shut down in December 2000 by Pacific Rim’s predecessor company Dayton Mining Corporation.

Under the terms of the agreement, MCK will make staged payments totalling US $5 million plus 4 million common shares of MCK: US $1 million and 3 million shares upon signing of a final agreement; US $1 million plus 1 million shares on or before December 31, 2004; and US $1 million on or before each of December 31, 2005, 2006 and 2007. Due diligence is expected to be completed by May 31, 2004.

“Pacific Rim is very pleased to have monetized its non-core Andacollo holding,” states Tom Shrake, CEO. “This sale will provide substantial non-dilutive funds for Pacific Rim to further its strategic objectives, through the continued advancement of its El Dorado gold project in El Salvador, the on-going exploration of its other gold projects and the acquisition of new high quality gold properties. We are also excited to have the additional upside potential that will come with our share ownership in MCK.”

About Pacific Rim Mining Corp.
Pacific Rim is a revenue-generating gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its projects, including the flagship El Dorado gold project in El Salvador. Pacific Rim’s goal is to become a highly profitable, growth-oriented, intermediate-level gold producer that is environmentally and socially responsible.

On behalf of the board of directors, “Thomas C. Shrake” Thomas C. Shrake, CEO	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

Information set forth in this document may involve forward-looking statements that involve risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the results of current exploration activities the economic viability of the Company’s projects; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com